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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549




                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                              OSHKOSH B'GOSH, INC.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)


                                   688222-22-0
                                   (CUSIP No.)


         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  688222-22-0

--------------------------------------------------------------------------------

(1)   Name of reporting person.

      Thomas R. Wyman

--------------------------------------------------------------------------------

(2)   Check the appropriate box                       (a) [ ]
      if a member of a group.                         (b) [ ]

      Not Applicable.

--------------------------------------------------------------------------------

(3)   SEC use only.

--------------------------------------------------------------------------------

(4)   Citizenship or place
      of organization.                                 United States

--------------------------------------------------------------------------------

Number of shares           (5)  Sole voting power.                       0
beneficially               (6)  Shared voting power.               638,045
owned by each              (7)  Sole dispositive power.                  0
reporting                  (8)  Shared dispositive power.          638,045
person with:
--------------------------------------------------------------------------------

(9)   Aggregate amount beneficially
      owned by each reporting person.                              638,045
--------------------------------------------------------------------------------

(10)  Check if the aggregate amount
      in Row (9) excludes certain shares.                              [X]
--------------------------------------------------------------------------------

(11)  Percent of class represented
      by amount in Row (9).                                          6.32%

--------------------------------------------------------------------------------

(12)  Type of reporting person.                                         IN

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                                   Page 2 of 7

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CUSIP No.  688222-22-0

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(1)   Name of reporting person.

      Shirley F. Wyman

--------------------------------------------------------------------------------

(2)   Check the appropriate box                       (a) [ ]
      if a member of a group.                         (b) [ ]

      Not Applicable.

--------------------------------------------------------------------------------

(3)   SEC use only.

--------------------------------------------------------------------------------

(4)   Citizenship or place
      of organization.                                 United States

--------------------------------------------------------------------------------

Number of shares           (5)  Sole voting power.                       0
beneficially               (6)  Shared voting power.               638,045
owned by each              (7)  Sole dispositive power.                  0
reporting                  (8)  Shared dispositive power.          638,045
person with:

--------------------------------------------------------------------------------

(9)      Aggregate amount beneficially
         owned by each reporting person.                           638,045

--------------------------------------------------------------------------------

(10)     Check if the aggregate amount
         in Row (9) excludes certain shares.                           [X]

--------------------------------------------------------------------------------

(11)     Percent of class represented
         by amount in Row (9).                                       6.32%

--------------------------------------------------------------------------------

(12)     Type of reporting person.                                      IN

--------------------------------------------------------------------------------


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                        SCHEDULE 13G/A - AMENDMENT NO. 13

                              OSHKOSH B'GOSH, INC.

Item 1.

     (a)   Name of issuer:

           Oshkosh B'Gosh, Inc.

     (b)   Address of issuer's principal executive offices:

           112 Otter Avenue
           Oshkosh, Wisconsin 54901

Item 2.

     (a)   Name of persons filing:

           The persons filing this statement are Mr. Thomas R.
           Wyman and his spouse, Mrs. Shirley F. Wyman.  Mr. and
           Mrs. Wyman jointly own the shares listed as marital property.

     (b)   Address of principal business office or, if none, residence:

           2896 Fond du Lac Road
           Oshkosh, Wisconsin 54901

     (c)   Citizenship:

           United States

     (d)   Title of class of securities:

           Class A Common Stock

     (e)   CUSIP No.:

           688222-22-0

Item 3.

           If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)   [ ]  Broker or dealer registered under section 15 of
                the Act.


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     (b)   [ ]  Bank as defined in section 3(a)(6) of the Act.

     (c)   [ ]  Insurance company as defined in section 3(a)(19)
                of the Act.

     (d)   [ ]  Investment company registered under section 8 of
                the Investment Company Act.

     (e)   [ ]  Investment adviser registered under section 203 of
                the Investment Advisers Act of 1940.

     (f)   [ ]  Employee benefit plan, pension fund which is
                subject to the provisions of the Employee
                Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).

     (g)   [ ]  Parent holding company, in accordance with
                section 240.13d-1(b)(ii)(G)
                NOTE:  See item 7.

     (h)   [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

                Not Applicable.

Item 4.    Ownership (at December 31, 2000)

           The information in items 1 and 5 through 11 on the cover pages (pages 2-3) on Schedule 13G is hereby incorporated by reference.

Item 5.    Ownership of 5 Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           Not applicable.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

           Not applicable.

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Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not Applicable.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: February 13, 2001





                                                /s/ THOMAS R. WYMAN
                                                --------------------
                                                THOMAS R. WYMAN




                                                /s/ SHIRLEY F. WYMAN
                                                --------------------
                                                SHIRLEY F. WYMAN


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